NEWS RELEASE

AMEX / TSX: RLO

“MARCH 14 - 2006”	NR:06-03

PAN PACIFIC COPPER CO. AGREES TO OFFER TO ACQUIRE REGALITO COPPER CORP

Vancouver, British Columbia – Regalito Copper Corp (“Regalito”) is pleased to announce that it has signed an agreement with Pan Pacific Copper Co., Ltd. (“Pan Pacific”), a joint venture between Nippon Mining & Metals Co., Ltd. (66%) (“Nippon Mining”) and Mitsui Mining & Smelting Co., Ltd. (34%) (“Mitsui”) whereby a subsidiary of Pan Pacific, PPC Canada Enterprises Corp (“PPC Canada”), will make an offer to acquire all of the issued and outstanding shares of Regalito for a cash payment of US$6.00 per share.

Pan Pacific’s offer:

•

values Regalito at approximately US$137 million on a fully diluted basis;

•

represents a 17% premium to Regalito’s closing price on Monday, March 13, 2006; and

•

represents a 12% premium to Regalito’s average closing price for the month of February 13 – March 13, 2006.

The transaction is to be effected by way of a takeover bid.  The takeover bid circular is to be mailed to shareholders no later than mid-April 2006 and, subject to achievement of a minimum tender condition of 66 2/3%, the transaction is expected to close in May 2006.

The Board of Directors of Regalito has unanimously approved the transaction.  A special committee of Regalito’s board of directors has received an opinion from its financial advisor, Bear, Stearns & Co. Inc., that the offer is fair, from a financial point of view, to the shareholders of Regalito (excluding shareholders who have entered into lock-up agreements with PPC Canada).  The Board of Directors will, in a directors’ circular expected to be mailed concurrently with the take-over bid circular, recommend that shareholders tender their shares in acceptance of the bid.  Certain officers, directors and major shareholders of Regalito, representing 42% of the shares outstanding on a fully diluted basis, have agreed to enter into lock-up and support agreements with Pan Pacific under which they have agreed to tender their shares to the offer and that they will not support any rival offer that represents less than a 5% premium above Pan Pacific’s offer.  In the event that the transaction is not completed under certain circumstances, Regalito has agreed to pay Pan Pacific a termination fee of US$4.1 million.

Ross Beaty, Chairman of Regalito said, “Since September 2005, Regalito Copper Corp has worked with its advisors to seek a major mining company to acquire and develop the Regalito copper project.  Pan Pacific is a fine company with extensive experience in Chile, and is fully capable of developing Regalito into one of the world’s premier copper leaching operations.  I fully support its offer to acquire our company and encourage all shareholders to do so as well.”

Bear Stearns and ASSET-Chile acted as financial advisors to Regalito.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041

NEWS RELEASE

AMEX / TSX: RLO

About Pan Pacific

Pan Pacific was established in October 2000 by Nippon Mining and Mitsui, and engages in a wide range of copper businesses including the procurement of copper concentrate, the production through tolling arrangement and the marketing of products such as refined copper, precious metals and sulphuric acid.  With the acquisition of Regalito, Pan Pacific intends to become a fully integrated copper producer whereby it will mine, process and fabricate copper and copper products.

About Regalito

Regalito is a publicly traded copper exploration company that controls the Regalito copper leach project located in Region III, Chile approximately 115 kilometers southeast of Copiapo a major mining center.  The Region contains numerous mining operations including the Candelaria and Mantoverde copper mines, and has the necessary infrastructure to support the development of a large-scale mining operation at Regalito.  In 2004, the Company began an exploration drilling campaign that delineated a NI 43-101 compliant mineral resource of 628 million tonnes grading 0.43% copper in the measured and indicated category and 131 million tonnes grading 0.41% copper in the inferred category at 0.25% copper cut off grade.  Subsequent to the delineation of the mineral resource, the Company has focused on evaluating the economic and technical merits of the project including completing a comprehensive metallurgical leaching test program and acquiring various surface and water rights.

Contact

Regalito Copper Corp

David Strang

President

1-604-687-0407

dstrang@regalitocopper.com

OR

Pan Pacific Copper Co., Ltd.

Nakamura, Toshitaka

Director & Senior Executive Officer

Planning & Project Management Dept.

+81-3-5501-3664

REGALITO COPPER CORP

Signed: “David Strang”

David Strang, President

This announcement is for informational purposes and is neither an offer to purchase nor a solicitation of an offer to sell securities of Regalito.  At the time the formal offer is commenced, Pan Pacific will file take-over bid materials with applicable securities regulators and Regalito will file a solicitation/recommendation statement with respect to the take-over bid.  The take-over bid materials, including the take-over bid circular, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information.  Regalito's shareholders should read this information carefully before making any decisions about Pan Pacific's take-over bid.  The take-over bid materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all Regalito shareholders free of charge.  In addition, all of these materials will be available free of charge on SEDAR at www.sedar.com and on the Securities and Exchange Commission's website at www.sec.gov.

1550 - 625 HOWE STREET      VANCOUVER     BC     CANADA      V6C 2T6

info@regalitocopper.com      www.regalitocopper.com     T: 604 687 0407    F: 604 687 7041